Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2009, First Federal Bankshares, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of First Federal Bankshares, Inc. (the Company), effective at the opening of the trading session on October 16, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(1)(A), 5110(b), 4120(i), and 5100. The Company was
notified of the Staffs determination on September 8, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 17, 2009.